UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 0-14680

GENZYME SURGICAL PRODUCTS CORPORATION

SAVINGS AND INVESTMENT PLAN

 (Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Surgical Products Corporation
Savings and Investment Plan
Financial Statements and Supplemental Schedule Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-11

Supplemental Schedule*:

Schedule of Assets (Held at End of Year) as of December 31, 2005	12

Signature	13

Exhibit Index	14

________________

*                    Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Surgical Products Corporation Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 28, 2006

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed accounts	$6,267,285	$6,591,966
Genzyme Corporation Common Stock	358,035	278,606
Total investments	6,625,320	6,870,572

Net assets available for benefits	$6,625,320	$6,870,572

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

2005
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$102,185
Net appreciation in fair value of investments	236,646
Total investment income	338,831

Deductions from net assets attributed to:
Benefit payments and withdrawals	(583,008)
Participant expenses	(1,075)
Total deductions	(584,083)
Decrease in net assets available for benefits	(245,252)
Net assets available for benefits:
Beginning of year	6,870,572
End of year	$6,625,320

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Notes to Financial Statements

A.         Plan Description

The following description of the Genzyme Surgical Products Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

Deknatel, Inc., established the Deknatel Savings and Investment Plan, effective November 20, 1991, to provide a long-range program of systematic savings for eligible employees (the “Participants”). In April 1994, Deknatel acquired Snowden-Pencer, Inc. Subsequently, in September 1995, Deknatel, Inc. and Snowden-Pencer, Inc. merged and the surviving entity was named DSP Worldwide, Inc. (“DSP”). In July 1996, Genzyme Corporation (“Genzyme” or the “Company”) acquired DSP, which it maintained as a wholly-owned subsidiary. In October 1997, DSP’s name was changed to Genzyme Surgical Products Corporation. In 1999, the name of the Plan was changed from the Deknatel Savings and Investment Plan to the Genzyme Surgical Products Corporation Savings and Investment Plan. In January 2001, Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme, was merged with and into Genzyme, and Genzyme became the sponsor of the Plan.

The Plan is a defined contribution plan, which initially covered substantially all full-time employees of the former DSP. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and included a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of then-eligible employees of Genzyme Surgical Products Corporation. The Plan is subject to the provisions of ERISA. Upon the merger of Genzyme Surgical Products Corporation into Genzyme, Genzyme became the sponsor of the Plan, continuing to maintain the Plan for the then-eligible employees, who were primarily former employees of Genzyme Surgical Products Corporation. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted, except for (i) a payment by Genzyme to make up for certain losses due to late contributions (see Employee Contributions below) and (ii) a corrective contribution made by Genzyme on August 14, 2003 (see Employer Contributions below), and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

Plan Administration

The Plan is administered by the Genzyme Benefit Plans Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee was established on October 4, 2001 to replace its predecessor, the Genzyme Surgical Products Corporation Savings and Investment Plan Committee. The Committee consists of at least three persons who are appointed by Genzyme’s Board of Directors (the “Genzyme Board”). The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

The Genzyme Board retains the power to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Prudential Retirement Insurance and Annuity Company (“Prudential”) is the trustee, custodian and record keeper of the Plan.

Plan Amendments

The Committee amended the Plan on March 1, 2006, effective as of October 1, 2005, to amend Articles I and IV to clarify the authority of the Committee.

Investment Options

The following participant-directed investment options were available to Participants during 2005:

•                  Prudential Separate Accounts:

-  The Dryden S&P 500 Index Fund;

-        The Templeton Foreign Account(1);

-        The Janus Fund(2);

-  The Small Cap Value/Perkins Wolf McDonnell Fund(1);

-  The Small Cap Growth/Times Square Fund;

-        The Lazard International Equity Account(1);

-        The Core Bond/BSAM Fund (managed by Bear Stearns Asset Management)(1);

-  The Large Cap Value Fund (sub-advised by Wellington Management)(1);

-  The Mid Cap Value Fund (sub-advised by Wellington Management)(1); and

-  The Mid Cap Growth/Artisan Partners Fund(1).

•                  Guaranteed Accounts:

-  The Guaranteed Income Fund (“GIF”); and

-        The Guaranteed Securities Separate Account (“GSSA”)(1).

•                  The Putnam Voyager Fund(2);

•                  The Fidelity Puritan Fund;

•                  The Emerald Growth Fund(1);

•                  The Heritage Mid Cap Stock Fund;

•                  The Growth Fund of America; and

•                  Genzyme Corporation Common Stock(3).

Reallocation of account balances among participant-directed investment options can be requested and processed on a daily basis.

_____________________

(1)          Effective March 1, 2006, these funds were eliminated from the Plan. Any amounts that remained in these funds as of that date were reallocated, at the direction of each Participant, to other funds in the Plan.

(2)          Effective August 1, 2005, the Janus Fund and the Putnum Voyager Fund were eliminated from the Plan. Any amounts that remained in these funds as of that date were reallocated, at the direction of each Participant, to other funds in the Plan.

(3)          Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Effective March 1, 2006, the following participant-directed investment options were added to the Plan:

•                  PIMCO Total Return Admin Fund;

•                  Large Cap Value/LSV Asset Management Fund;

•                  Mid Cap Value/CRM Fund;

•                  Thornburg International Value Fund; and

•                  Wells Fargo Advantage Small Cap Value Z Fund.

Employee Contributions

Effective December 30, 2000, the Plan was frozen and, as a result, except for the corrective employer contribution made during the year ended December 31, 2003 (See Note E. below), no new contributions from Participants have been accepted and no new Participants have been allowed to enter the Plan since that date. Effective December 31, 2000, Participants in the Plan still employed by Genzyme or one of its subsidiaries became eligible to also participate in the Genzyme Corporation 401(k) Plan.

In 2002, the U.S. Department of Labor (“DOL”) commenced an audit of the Plan for the Plan Year ending December 31, 2000, which was concluded in the first half of 2003. The audit revealed that there were four occasions where the salary deferral contributions had not been forwarded to the Plan within the time period prescribed by ERISA regulations. As a result, the DOL found that the employer and the Plan Administrator violated ERISA Sec. 404(a)(1)(A)(i)(ii), (B), and 406(a)(1)(B) & (D). However, at the conclusion of its audit, the DOL issued a letter to the fiduciaries of the Plan, which noted that Genzyme had restored all losses to the Plan as a result of the late contribution remittances and concluded that no further action was warranted.

Employer Contributions

Effective December 30, 2000, the Plan was frozen and, as a result, except for the corrective employer contribution made during the year ended December 31, 2003 (See Note E. below), no new employer matching contributions have been made to the Plan since that date.

Participant Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s share of the Plan’s investment income, the employer’s matching contributions from Genzyme and the Participant’s contributions. Investment income or loss is allocated based on the balances of the Participant’s individual accounts, based on the funds in which the accounts are invested.

Vesting

As of September 1, 2000, all Participants became 100% vested in their accounts under the Plan.

Benefits and Withdrawals

Benefits are distributable from the Plan upon the Participant’s (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the United States Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme Corporation Common Stock.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. The maximum repayment period for a loan used to purchase a principal residence is specified at 20 years, and is required to be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. As repayments are made, both principal and interest are added back to the investment funds in which the Participant’s account is invested.

Effective September 1, 2000, a Participant may not obtain a loan unless the Committee approves the transaction as being in compliance with applicable legal requirements and the terms of the Plan. The Committee determines the interest rate applicable to each loan. A written repayment schedule specifies the date and payment amount necessary to amortize the loan. The specific loan repayment period for a loan used to purchase a principal residence is determined by the Committee.

As of December 31, 2005 and 2004, there were no Participant loans outstanding. No new loans to Participants were granted during the year ended December 31, 2005.

B.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Units of participation in the Prudential separate accounts are valued at the net asset value of units as reported to the Plan by Prudential, and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. Investments in the guaranteed accounts are generally benefit responsive and are stated at contract value, which approximates fair value. The Fidelity Puritan Fund, The Emerald Growth Fund, The Heritage Mid Cap Stock Fund and The Growth Fund of America are stated at fair value based on each fund’s reported net asset value on the last business day of the plan year. Genzyme Corporation Common Stock is stated at fair value based on the end of day closing price on the Nasdaq National Market on the last business day of the plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options and the ability to request loans and hardship distributions. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Recent Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board, or FASB, released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, which clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

The Committee intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements, including the following:

•                  benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for plan benefits;

•                  the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value; and

•                  the statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to the Participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

C.         Investment Contract with Insurance Company

The Plan participates in a contract with Prudential via an investment in the GIF and the GSSA. Prudential commingles the assets of the GIF and GSSA with other assets. In certain instances when total distributions or transfers in the GIF and GSSA within a calendar year exceed pre-determined thresholds, transactions in the GIF and GSSA may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF and GSSA not being fully benefit responsive in certain instances. For the Plan’s investment in the GIF and GSSA, the Plan is credited with interest at the interest rate specified in the contract which was 3.45% for the year ended December 31, 2005 for the GIF and 3.40% for the year ended December 31, 2005 for the GSSA. As discussed in Note B., “Summary of Significant Accounting Policies—Investment Valuation and Income Recognition,” the GIF and GSSA are included in the financial statements at contract value which approximates fair value.

D.         Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Dryden S&P 500 Index Fund	$2,796,016	$3,094,785
Fidelity Puritan Fund	1,649,123	1,644,380
Guaranteed Securities Separate Account	466,760	583,136
Genzyme Corporation Common Stock	358,035	N/A
Heritage Mid Cap Stock Fund	357,065	410,691

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $338,831 as follows:

Interest and dividend income:
Pooled separate accounts and guaranteed accounts	$15,979
Registered investment companies	86,206
Interest and dividend income	102,185

Net appreciation in fair value of investments:
Pooled separate accounts	168,077
Registered investment companies	8,856
Genzyme Corporation Common Stock	59,713
Net appreciation in fair value of investments	236,646
Total investment income	$338,831

E.         Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated September 4, 2002.

The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income tax is required.

In 2001, Genzyme determined that there had been an operational error in the administration of the Plan arising from a misinterpretation of the term used by the Plan to mean compensation on which contributions were based. This resulted in a failure to include overtime and shift differential pay in the compensation of the Participants when calculating elective contributions and employer matching contributions to the Plan during the Plan Years 1991 through August 2000. As a result, Genzyme requested a compliance statement from the IRS for the Plan under the Voluntary Correction of Operational Failures Standardized procedure of the Voluntary Correction Program.  In 2003, the IRS issued a compliance statement describing the corrective action to be taken in this matter, including a corrective contribution, adjusted for earnings, to be made to the Plan by Genzyme on behalf of each affected Participant. On August 14, 2003, Genzyme made corrective contributions, adjusted for earnings, on behalf of each affected Participant totaling $1,427,301, representing the true-up adjustment to the sum of all the corrective contributions to affected employees, with earnings accrued through that date. The corrective contributions made by Genzyme were allocated by the CIGNA Life Insurance Company, which served as the custodian, trustee and record keeper of the Plan in 2003, to each affected Participant’s investment accounts on August 14, 2003.

F.         Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

G.         Related Parties

Certain plan investments are separate accounts managed by Prudential. Prudential is the trustee, custodian and record keeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2005, the Plan paid Prudential $1,075 of Participant expenses directly out of Participant’s accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2005, the Plan purchased shares of Genzyme Corporation Common Stock in the amount of $19,754, sold an insignificant number of shares of Genzyme Corporation Common Stock, and had net investment appreciation of $59,713 and an insignificant amount of Participant expenses related to Genzyme Corporation Common Stock. The total value of the Plan’s investment in Genzyme Corporation Common Stock was $358,035 at December 31, 2005 and $278,606 at December 31, 2004.

H.                                    Administrative Expenses

Except for Participant expenses, as described in Note G. above, expenses relating to the general administration of the Plan are paid by Genzyme, the Plan Sponsor.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

			Fair or
		Units/	Contract
Identity of Issue	Description of Investment	Shares	Value
*Prudential	Guaranteed Income Fund	308	$11,961

*Prudential	Dryden S&P 500 Index Fund	38,621	2,796,016

*Prudential	Templeton Foreign Account	2,006	42,407

*Prudential	Guaranteed Securities Separate Account	30,867	466,760

*Prudential	Small Cap Value/Perkins Wolf McDonnell Fund	7,841	195,662

*Prudential	Small Cap Growth/Times Square Fund	1,135	24,078

*Prudential	Lazard International Equity Account	4,477	96,227

*Prudential	Core Bond/BSAM Fund	22,107	317,985

*Prudential	Large Cap Value Fund/Wellington Management	2,724	35,318

*Prudential	Mid Cap Value Fund/Wellington Management	2,558	47,559

*Prudential	Mid Cap Growth/Artisan Partners Fund	4,725	52,858

Fidelity Investments	Fidelity Puritan Fund	88,047	1,649,123

Emerald Funds	Emerald Growth Fund	10,927	148,284

Heritage Funds	Heritage Mid Cap Stock Fund	13,147	357,065

American Funds	Growth Fund of America	847	25,982

*Genzyme Corporation	Common Stock	5,058	358,035

	Total		$6,625,320

__________________________

*                    Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION SAVINGS AND INVESTMENT PLAN

	By:	Genzyme Benefit Plans Committee

Date: June 28, 2006	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources Officer of Genzyme
Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.